

07007241

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-066898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____10/01/2006____AND ENDING____09/30/2007____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Versant Partners USA, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Sherbrooke Street, West   Suite 1200
                                                                (No. and Street)

Montreal   Quebec   H 3G 1J1
(City)   (state)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jams   514-845-8111
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

                    KBHNS
                    (Name - if individual, state last, first, middle name)

100 Blvd. Alexis-Nihon, Suite 520   St-Laurent   Quebec   H 4M 2P1
(Address)   (City)   (state)   Zip Code)

CHECK ONE:
  [ ] Certified Public Accountant
  [ ] Public Accountant
  [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to
                       respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I_____Michael Jams_____swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of__Versant Patners USA, Inc._____as

of_____September 30_____2007 are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

_____
PRESIDENT / CEO
Title

Notary Public

Klaussil
KROUSSEW
Commissionner of OAThs
This report** contains (check all applicable boxes): Montreal, November 26, 2007.
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
        solidation. N/A
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Comptables agréés - Chartered Accountants
S.E.N.C.R.L. - L.L.P.

100, boul. Alexis-Nihon, Suite 520, St-Laurent, Québec, H4M 2P1
Tél.: 514-343-5247 · Fax: 514-739-2785 · info@kbhns.ca · www.kbhns.ca

VERSANT PARTNERS USA, INC.

Financial Statements

September 30, 2007

CONTENTS



Comptables agréés - Chartered Accountants
S.E.N.C.R.L. - L.L.P.



100, boul. Alexis-Nihon, Suite 520, St-Laurent, Québec, H4M 2P1
Tél.: 514-343-5247 · Fax: 514-739-2785 · info@kbhns.ca · www.kbhns.ca

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
VERSANT PARTNERS USA, INC.

We have audited the accompanying statement of financial condition of **VERSANT PARTNERS USA, INC.** (the Company) as of September 30, 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **VERSANT PARTNERS USA, INC.** as of September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KBHNS

COMPTABLES AGRÉÉS - CHARTERED ACCOUNTANTS
S.E.N.C.R.L. - L.L.P.

Montréal, Québec
October 31, 2007

VERSANT PARTNERS USA, INC.

Balance Sheet

As at September 30, 2007

	2007	2006
Assets		
Current		
Cash in bank	$ 40,902	$ 48,436
Due from broker	830	4,667
Short-term investments (note 3)	191,916	148,730
Prepaid expenses	2,759	3,032
Account receivable - other	167	-
	$ 236,574	$ 204,865
Liabilities		
Current		
Accounts payable and accrued expenses (note 4)	$ 13,436	$ 24,111
Income taxes payable	3,063	-
	16,499	24,111
Shareholder's Equity		
Capital Stock (note 5)	185,000	185,000
Retained Earnings (Deficit)	35,075	(4,246)
	220,075	180,754
	$ 236,574	$ 204,865

The accompanying notes form an integral part of these financial statements

2



VERSANT PARTNERS USA, INC.

Statement of Income

For The Year Ended September 30, 2007

	2007	2006
Revenue		
Commission income	$94,888	$ 64,574
Interest	8,186	3,730
FINRA special payment	35,000	-
	138,074	68,304
Expenses		
Foreign exchange	38	-
Salaries	16,436	19,804
Commission	29,792	20,824
Taxes and insurance	3,862	3,726
Professional fees	3,366	5,587
Bank charges	61	65
Office and general	7,983	5,872
Rent	8,954	6,971
Telephone	3,416	2,636
Exchange quotation fees	6,921	6,750
Exchange fees	14,861	-
	95,690	72,235
Income (Loss) Before Income Tax Expense	42,384	(3,931)
Income tax expense	3,063	-
Net Income (Loss) For The Year	39,321	(3,931)
Deficit - Beginning of Year	(4,246)	(315)
Retained Earnings (Deficit) - End of Year	$35,075	$ (4,246)

The accompanying notes form an integral part of these financial statements

3



VERSANT PARTNERS USA, INC.

Statement of Changes in Stockholders' Equity

For The Year Ended September 30, 2007

	Capital Stock	Deficit	Total
Balance - Beginning of Year	$ 185,000	$ (4,246)	$ 180,754
Issued Class A shares	-	-	-
Net Income For The Year	-	39,321	39,321
Balance - End of Year	$ 185,000	$ 35,075	$ 220,075



VERSANT PARTNERS USA, INC.

Statement of Cash Flows

For The Year Ended September 30, 2007

	2007	2006
Cash Flows From Operating Activities		
Net income (loss) for the year	**$ 39,321**	$ (3,931)
Changes in non-cash working capital		
Short-term investments	**(43,186)**	(148,730)
Prepaid expenses	**273**	(3,032)
Account receivable - other	**(167)**	-
Accounts payable and accrued expenses	**(10,675)**	23,111
Income taxes payable	**3,063**	-
Cash flows used in operating activities	**(50,692)**	(128,651)
Cash Flows From Financing Activities		
Issuance of capital stock	**-**	35,000
Net Decrease in Cash and Cash Equivalents	**(11,371)**	(97,582)
Cash and Cash Equivalents - Beginning of Year	**53,103**	150,685
Cash and Cash Equivalents - End of Year	**$ 41,732**	$ 53,103
Cash and Cash Equivalents Consist of:		
Cash in bank	**$ 40,902**	$ 48,436
Due from broker	**830**	4,667
	$ 41,732	$ 53,103



1.   **The Company**

The company was incorporated November 18, 2004 under the provisions of the Canada Business Corporations Act with its head office in Montréa , Québec.

2.   **Summary of Significant Accounting Policies**

Reporting Currency -

The company's business will be transacted in U.S. dollars and, accordingly, the financial statements have been measured and expressed in that currency.

Income Recognition -

Commission income is recorded on a trade date basis.

Measurement Uncertainty -

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.   **Short-Term Investments**

Short-term investments are comprised of guaranteed income certificates maturing October 2007 and bearing interest at a rate of 4.82% and 4.40%.

4.   **Accounts Payable and Accrued Expenses**

Accounts payable and accrued expenses include an amount of $4,701 due to the parent company.



VERSANT PARTNERS USA, INC.

Notes to Financial Statements

September 30, 2007

		2007	2006
5.	**Capital Stock**		
	Issued and fully paid -		
	185,000 Class A shares	**$ 185,000**	$ 150,000

6. **Related Party Transactions**

During the year, the company was charged $55,580 by its parent company to cover the company's share of certain operating expenses.

7. **Net Capital Requirement**

The company, as a member of the NASD, is subject to the SEC uniform net capital rule 15c3-1. The rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At September 30, 2007, the company's net capital was $217,149 which was $117,149 in excess of its minimum requirement of $100,000.



VERSANT PARTNERS USA, INC.

Supplementary Schedules

For The Year Ended September 30, 2007

VERSANT PARTNERS USA, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

September 30, 2007

Total ownership equity from statement of financial condition	$ 220,075
Total non-allowable assets from statement of financial condition	(2,926)
Net capital before haircuts on securities positions	217,149
Haircuts on securities	-
Net Capital	217,149
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	16,499
Total aggregate indebtedness	16,499
Percentage of aggregate indebtedness to net capital	7.6%
Computation of basic net capital requirement:	
Minimum net required (12-½% of A.I.)	2,062
Minimum dollar net capital requirement of reporting broker or dealer	100,000
Net capital requirement	100,000
Excess net capital	$ 117,149

VERSANT PARTNERS USA, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 (X-17A-5)

AT SEMPTEMBER 30, 2007

	FOCUS REPORT PART II QUARTER ENDED September 30, 2007	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT September 30, 2007
COMPUTATION OF NET CAPITAL			
Total ownership of equity from Statement of financial condition	$209,876	$10,200	$220,075
Deductions and/or charges: Total nonallowable assets from statement of financial condition	2926	(0)	2926
Haircuts on securities	0	0	0
Total deductions	2926	(0)	2926
Net capital	$206,950	(0)	$217,149

VERSANT PARTNERS USA, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3.

September 30, 2007

The company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

VERSANT PARTNERS USA, INC.

Computation For Determination of Reserve Requirements For Broker/Dealer Under Rule 15c3-3 of the Securities Exchange Act of 1934

September 30, 2007

The company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".



Comptables agréés - Chartered Accountants
S.E.N.C.R.L. - L.L.P.

100, boul. Alexis-Nihon, Suite 520, St-Laurent, Québec, H4M 2P1
Tél.: 514-343-5247 · Fax: 514-739-2785 · info@kbhns.ca · www.kbhns.ca



Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Shareholder of
VERSANT PARTNERS USA, INC.

In planning and performing our audit of the financial statements and supplemental schedules of **VERSANT PARTNERS USA, INC.**, (the Company), for the year ended September 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:
1.   Making quarterly securities examinations, counts, verifications, and comparisons
2.   Recordation of differences required by rule 17a-13
3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely of Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBHNS

COMPTABLES AGRÉÉS - CHARTERED ACCOUNTANTS
S.E.N.C.R.L. - L.L.P.

Montréal, Québec
October 31, 2007

END

13

